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                                                           EXHIBIT 99-(A)(3)


            DOVER TECHNOLOGIES INTERNATIONAL INC. AND VITRONICS
                                 CORPORATION
               ANNOUNCE OFFER FOR ACQUISITION OF VITRONICS


NEWS RELEASE                                                 September 3, 1997
Contact:  Lise Waitt

Newmarket, NH....Dover Technologies International Inc., a subsidiary of Dover
Corporation (NYSE:DOV) and Vitronics Corporation (AMEX:VTC) announced that they have today entered into an Agreement and Plan of Merger pursuant to which Dover will acquire Vitronics. Dover's subsidiary DTI Intermediate, Inc. will within five business days commence a tender offer for all of the approximately 9,856,572 outstanding shares of Vitronics Corporation at $1.90 per share in cash. The tender offer will expire at midnight EST time on October 6, 1997 unless extended. The information Agent for the tender offer is Morrow & Co., Inc. of New York City.

Following consummation of the tender offer, DTI Intermediate Inc. and Vitronics will merge and the surviving company will become a wholly-owned subsidiary of Dover Technologies. Vitronics shareholders who do not tender their shares will receive $1.90 per share in cash for their shares in the merger.

The Board of Directors of Vitronics has unanimously approved the transaction and recommended that Vitronics shareholders tender their shares pursuant to the tender offer. Vitronics' financial advisor, Scott-Macon Securities Inc., has delivered its opinion to Vitronics' Board of Directors, that the $1.90 per share consideration in the tender offer and the merger is fair to Vitronics shareholders from a financial point of view.

The tender offer is subject to certain conditions, including that a minimum of 66-2/3% of the Vitronics shares shall have been tendered and not withdrawn as of the expiration of the tender offer period and clearance under the Hart-Scott-Rodino Anti-trust Improvement Act of 1976.

Mr. James J. Manfield, Jr., Chairman, President and CEO, said, "We are excited by the opportunity to be supported by Dover's resources and being associated with such leaders in printed circuit assembly as Dover's Universal, DEK and Soltec subsidiaries."

Mr. John Pomeroy, President and CEO of Dover Technologies, said "We are delighted with the

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prospect of acquiring Vitronics and excited with the opportunity to add
Vitronics' technology and products to our current leadership positions in printed circuit assembly equipment."

Vitronics Corporation is a supplier of state-of-the-art thermal processing and associated equipment, with an established reputation as an innovator and leader in the surface mount industry. Vitronics Corporation's equipment is primarily aimed at the electronics industry and has achieved considerable technical recognition in the production of printed circuit boards.